August 29, 2019

Bradley S. Powell
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, Washington 98104

       Re: Expeditors International of Washington, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 000-13468

Dear Mr. Powell:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 22

1. We note your presentation of net revenue, a non-GAAP measure which excludes certain
      "directly related" operating expenses which appear to mainly related to purchased transportation expense. We note from your disclosures on F-10 that revenue and purchased transportation expenses are reported on a gross basis for certain shipments and services where you utilize a third-party carrier but you remain primarily responsible for fulfilling the promise to provide the services, assume the risk of loss, maintain discretion in setting the price for the services, and have the ability to direct the use of the services provided by the third party. Therefore, it appears your presentation of these non-GAAP measures substitutes individually tailored recognition and measurement methods for those of GAAP and may violate Rule 100(b) of Regulation G. Net revenue is not a measure of revenue as it reduces revenue by a non-revenue line item and if intended to be presented
 Bradley S. Powell
FirstName LastNameBradley S. Powell Inc.
Expeditors International of Washington,
Comapany NameExpeditors International of Washington, Inc.
August 29, 2019
August 29, 2019 Page 2
Page 2
FirstName LastName
         as a measure of gross profit, it does not contemplate all direct costs. Please discontinue your presentation of net revenue. Also, refer to Question 100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. Financial Statements
Notes to Consolidated Financial Statements
Note 10. Business Segment Information , page F-21

2. We note from your disclosure on page 11 that you are organized functionally in geographic operating segments. However, we also note that you discuss your MD&A in terms of your three principal services: Airfreight services; Ocean freight and ocean services; and Customs brokerage and other services. In light of the fact that it appears you may monitor the business in more than one way, please tell us how you apply the guidance in ASC 280-10-50-6, and 9. Also please provide us the following information:
           Please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.
           Please identify and describe the role of each of your segment managers. Specifically, please tell us if there are managers for your service lines as well as your geographic areas.
           Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
           Tell us if anyone is held accountable for the Airfreight Services, Ocean freight and ocean services, and customs brokerage and other services service lines, and if so, who they report to.
           Describe the information regularly provided to the CODM and how frequently it is prepared.
           Describe the information regularly provided to the Board of Directors and how frequently it is prepared.
           Describe the basis for determining the compensation for each of the individuals that report to the CODM.
3. We note that although it appears that operating income is your primary measure of segment profitability, you also present net revenues in your segment disclosure and you provide footnote disclosure that the net revenue measure is a non-GAAP measure. Please note that under Rule 10(e)(1)(ii)(c) of Regulation S-K, it is not appropriate to include a non-GAAP measure in the notes to your financial statements. Please revise to remove this non-GAAP measure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bradley S. Powell
Expeditors International of Washington, Inc.
August 29, 2019
Page 3

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameBradley S. Powell                    Sincerely,
Comapany NameExpeditors International of Washington, Inc.
                                                       Division of Corporation
Finance
August 29, 2019 Page 3                                 Office of Transportation
and Leisure
FirstName LastName